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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of April, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X            Form 40-F
                             -----                    -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    --------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    --------

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                    No   X
                          -----                -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       .
                                                 -------

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).
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April 14, 2003

Korea Electric Power Corporation ("KEPCO") has published a request for proposals on April 11, 2003 to securities firms in Korea to act as underwriters in the initial public offering of Korea South-East Power Co., Ltd. ("KOSEPCO").

A 10% to 15% of the issued and outstanding shares of KOSEPCO is proposed to be listed in Korea and the final number of such shares will be determined giving consideration to market conditions. The listing is planned for late 2003 or early 2004.

After receiving the proposals by April 29, 2003, KEPCO plans to select a limited number of potential underwriters for further negotiations and to sign a mandate by early May 2003.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         KOREA ELECTRIC POWER CORPORATION


                                         By: /s/ Myung-Whan Kim
                                            ------------------------------------
                                         Name: Myung-Whan Kim
                                         Title: General Manager
                                                International Finance Department


Date : April 14, 2003